EXHIBIT 99.1

February 8, 2024 | VANCOUVER, BC

Sandstorm Gold Royalties To Release 2023 Fourth Quarter and Annual Results on February 15

Sandstorm Gold Ltd. (“Sandstorm”, or “Sandstorm Gold Royalties”) (NYSE: SAND, TSX: SSL) will release its 2023 fourth quarter and annual results on Thursday, February 15, 2024, after markets close.

A conference call will be held on Friday, February 16, 2024 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 31083956
Webcast URL: https://bit.ly/3OjOzC8

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.